Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Partners Group Growth, LLC

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid		$15,200,000.00	0.0001381	$2,099.12

Total Transaction Valuation:		$15,200,000.00
Total Fees Due for Filing:				$2,099.12
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$2,099.12